UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SEADRILL NEW FINANCE LIMITED – NON-PAYMENT OF CASH INTEREST

Hamilton, Bermuda, January 15, 2021 (OSE:SDRL, OTCQX:SDRLF)—Seadrill New Finance Limited, a company incorporated in Bermuda in 2018 and issuer of the 12.0% senior secured notes due 2025 (the “Notes”), has determined not to make the semi-annual 4% cash interest payment due to the senior secured noteholders on 15 January 2021 in respect of their Notes issued pursuant to the terms of the notes indenture dated 2 July 2018. The payment-in-kind (PIK) interest payment is being made in the ordinary course.

Discussions continue between Seadrill Limited (the “Company”) and its creditors and/or their advisers to finalise negotiations on the head terms of a comprehensive restructuring of its balance sheet. Such a restructuring may involve the use of a court-supervised process.

FORWARD LOOKING STATEMENTS

This report on Form 6-K includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this report on Form 6-K. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: January 14, 2021	By:	/s/ Stuart Jackson
		Name:	Stuart Jackson
		Title:	Chief Executive Officer of Seadrill Management Ltd. (Principal Executive Officer of Seadrill Limited)